Exhibit 99.2

GOLDCORP INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the “Meeting”) of Goldcorp Inc. (“Goldcorp” or the “Company”) will be held at the Trump International Hotel & Tower Toronto, 325 Bay Street, Toronto, Ontario on May 2, 2013 at 2:30 p.m. (Eastern Daylight Time), for the following purposes:

(a)	To receive and consider the audited annual consolidated financial statements of the Company for the year ended December 31, 2012 and the report of the auditors thereon;

(b)	To elect directors of the Company for the ensuing year;

(c)	To appoint Deloitte LLP, Independent Registered Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration;

(d)	To consider and, if deemed appropriate, to pass, with or without variation, a resolution approving certain amendments to the restricted share unit plan of the Company, as more particularly described in the accompanying Management Information Circular;

(e)	To consider and, if deemed appropriate, to pass, with or without variation, a non-binding advisory resolution accepting the Company’s approach to executive compensation; and

(f)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

This notice is accompanied by a Management Information Circular, either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders, and, for those registered shareholders who so requested, a copy of the audited annual consolidated financial statements and management’s discussion and analysis (“MD&A”) of the Company for the year ended December 31, 2012 (collectively, the “Meeting Materials”). Shareholders are able to request to receive copies of the Company’s annual report (including audited consolidated financial statements and MD&A) and/or interim consolidated financial report and MD&A by marking the appropriate box on the form of proxy or voting instruction form, as applicable. The audited annual consolidated financial statements and MD&A of the Company for the year ended December 31, 2012 are being sent to those shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Company at info@goldcorp.com or they can be found on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov, or on the Company’s website at www.goldcorp.com.

This year, as described in the notice and access notification mailed to shareholders of the Company, the Company has decided to deliver the Meeting Materials to shareholders by posting the Meeting Materials on its website (www.goldcorp.com). The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce the Company’s printing and mailing costs. The Meeting Materials will be available on the Company’s website as of April 2, 2013, and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov as of April 2, 2013.

The Company has decided to mail paper copies of the Meeting Materials to those registered and beneficial shareholders who had previously elected to receive paper copies of the Company’s meeting materials. All other shareholders will receive a notice and access notification which will contain information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies from Kingsdale Shareholder Services Inc. by calling toll-free in North America at 1-800-775-4067, outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com. Meeting Materials will be sent to such shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy or voting instruction form, as applicable, so that as large a representation as possible may be had at the Meeting.

The Board of Directors of the Company has, by resolution, fixed the close of business on March 18, 2013 as the record date, being the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof.

The Board of Directors of the Company has, by resolution, fixed 2:30 p.m. (Eastern Daylight Time) on April 30, 2013, or no later than 48 hours before the time of any adjourned Meeting (excluding Saturdays, Sundays and holidays), as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Company’s transfer agent.

If you have any questions relating to the Meeting, please contact Kingsdale Shareholder Services Inc. by calling toll-free in North America at 1-800-775-4067 or by calling collect at 416-867-2272 outside of North America or by email at contactus@kingsdaleshareholder.com.

DATED at Vancouver, British Columbia this 18th day of March, 2013.

By Order of the Board of Directors

“Ian W. Telfer”
Ian W. Telfer
Chairman of the Board

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